Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that its Board of Directors, at a meeting held on November 30, 2017, approved the declaration of interest on capital in the amount of R$ 0.1445 per share, which will be paid to stockholders by April 30, 2018 as mandatory dividend for 2017, based on the shareholding position as of the close of business on December 14, 2017 and with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.122825 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

São Paulo (SP), November 30, 2017.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer